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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66296

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 01, 2015 (MM/DD/YY) AND ENDING December 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Emerson Equity LLC**

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box N

155 Bovet Drive, Suite 725

(No. and Street)

San Mateo	**CA**	**94402**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dominic Baldini **650-312-0200**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

EisnerAmper LLP

(Name – *if individual, state, last, first, middle name*)

One Market, Landmark, Suite 620	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dominic Baldini, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Emerson Equity LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



S. SAPPRASERT O'BRIEN
COMM. # 2053120
NOTARY PUBLIC - CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires Dec. 23, 2017
CSS1

Notary Public

Signature

Managing Member

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member of
Emerson Equity LLC

We have audited the accompanying statement of financial condition of Emerson Equity LLC (the "Company") as of December 31, 2015 and the related statements of operations, changes in members' equity and cash flows for the year then ended. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Emerson Equity LLC as of December 31, 2015 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II, III, and IV "supplemental information" has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in Schedules I, II, III, and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

EisnerAmper LLP

EisnerAmper LLP

San Francisco, CA
February 26, 2016

EMERSON EQUITY LLC
Statement of Financial Condition
December 31, 2015

Assets		
Cash	$	437,622
Deposit with clearing broker		50,000
Accounts receivable		1,018,465
Prepaid expenses		499
Total assets	$	1,506,586
Liabilities and Members' Equity		
Accounts payable and accrued expenses	$	784,449
Members' equity		722,137
Total liabilities and members' equity	$	1,506,586

See Accompanying Notes to Financial Statements

EMERSON EQUITY LLC
Statement of Operations
Year Ended December 31, 2015

Revenues:	
Commissions	$ 8,500,040
Investment advisory fees	376,025
Revenue from sale of investment company shares	594,912
Other income	779,237
Total revenues	10,250,214
Expenses:	
Commissions	9,441,371
General and administrative	277,728
Professional fees	133,721
Rent	52,423
Insurance	23,792
Total expenses	9,929,035
Net income	$ 321,179

See Accompanying Notes to Financial Statements

EMERSON EQUITY LLC
Statement of Changes in Members' Equity
Year Ended December 31, 2015

Members' equity, beginning of year	$	400,958
Net income		321,179
Members' equity, end of year	$	722,137

See Accompanying Notes to Financial Statements

EMERSON EQUITY LLC
Statement of Cash Flows
Year Ended December 31, 2015

Cash flows from operating activities:		
Net income	$	321,179
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in accounts receivable		(569,892)
Increase in prepaid expenses		1,485
Increase in accounts payable and accrued expenses		394,045
Total adjustments		(174,362)
Net cash provided by operating activities		146,817
Net increase in cash		146,817
Cash, beginning of year		290,805
Cash, end of year	$	437,622

See Accompanying Notes to Financial Statements

EMERSON EQUITY LLC
Notes to Financial Statements
December 31, 2015

1. Business and Summary of Significant Accounting Policies

Business

Emerson Equity LLC (the "Company") is a California limited liability company formed on October 10, 2003. The Company is registered with the Securities and Exchange Commission ("SEC") as a fully disclosed securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc.

As a limited liability company, the member's liability is limited to the amount reflected in the member's capital account.

The Company operates under a clearing broker agreement with Pershing, LLC ("Pershing"), whereby the Company introduces certain brokerage accounts to Pershing and Pershing provides clearing services to such accounts on a fully disclosed basis.

Cash and Deposit with Clearing Broker

The Company maintains its cash in a bank deposit account that at times may exceed federally insured limits. The Company also maintains cash and a clearing deposit with its clearing broker that are not federally insured. The Company has not experienced any losses in such accounts.

Revenue Recognition

Revenue arising from securities transactions (securities commission, sale of investment company shares, and other revenue) is recorded on a trade date basis as reported by the clearing broker, the investment company, escrow agent and/or other third parties. Investment advisory fees are recorded quarterly as earned, in accordance with the terms of the investment advisory contracts, as reported by the clearing broker.

2. Business and Summary of Significant Accounting Policies (continued)

Accounting for Income Taxes

No provision for federal or state income taxes has been made since the Company is treated as a disregarded entity for income tax purposes and its income is allocated to the members for inclusion in the members' income tax returns. Management has concluded that the Company is not subject to income taxes in any jurisdiction and that there are no uncertain tax positions that would require recognition in the financial statements. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax

positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors.

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $339,325, which was $287,028 in excess of its required net capital of $52,297. The Company's aggregate indebtedness to net capital ratio was 2.31 to 1.

4. Indemnification

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant to such contracts.

5. Related Party Transactions

The Company subleases its office premises on a month-to-month basis from its managing member. Total rent expense under the sublease was $50,128 for the year ended December 31, 2015. The managing member rents the premises under a long-term lease that expires in September 2020. The future minimum lease payments that the managing member is required to pay under the lease ranges from approximately $62,000 per year to $68,000 per year through September 2020.

During 2015, the Company paid commissions totaling $818,250, to the managing member and $291,760 to registered representatives who are affiliated with the Company, which is included in commission expense in the accompanying statement of operations.

During 2015, the Company received $21,937 in commissions on a transaction from an investment fund affiliated with another broker-dealer for which the managing member provided services as the Chief Executive Officer through September 2015 and the

financial and operations principal through December 2015. This amount is included in commission income in the accompanying statement of operations.

The Company generated approximately $3,032,757 from an entity in which one of its registered representatives is a principal. The Company paid approximately $827,209 to such registered representative related to this commission income.

SUPPLEMENTARY INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT PART IIA

BROKER OR DEALER: EMERSON EQUITY LLC as of December 31, 2015

Item		Code	Amount	Code
1. Total ownership equity from Statement of Financial Condition			$ 722,138	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			722,138	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			722,138	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	382,813	3540		
B. Secured demand note delinquency		3590		
C. Commodity futures contracts and spot commodities – proprietary capital charge.		3600		
D. Other deductions and/or charges		3610	(382,813)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			339,325	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):				
A. Contractual securities commitments		3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted Securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities		3734		
D. Undue Concentration		3650		
E. Other (List)		3736		3740
10. Net Capital			$ 339,325	3750

OMIT PENNIES

Non-allowable assets:

Accounts receivable	382,313
Total	$382,313

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: EMERSON EQUITY LLC as of December 31, 2015

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

Line		Amount	Code
11.	Minimum net capital required (6 2/3% of line 19)	$ 52,297	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	5,000	3758
13.	Net capital requirement (greater of line 11 or 12)	52,297	3760
14.	Excess net capital (line 10 less 13)	287,028	3770
15.	Net capital less greater of 10% of line 19 of 120% of line 12	260,880	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

Line			Sub-amount	Sub-code	Amount	Code
16.	Total A.I. liabilities from Statement of Financial Condition				$ 784,448	3790
17.	Add:					
	A.	Drafts for immediate credit	$	3800		
	B.	Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C.	Other unrecorded amounts (List)	$	3820		3830
19.	Total Aggregate indebtedness				$784,448	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)				231.18%	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

Line		Amount	Code
22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirement pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers of dealers and consolidated subsidiaries debits		3970
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement or subsidiaries computed in accordance with Note (A)		3880
24.	Net capital requirement (greater of line 22 or 23)		3760
25.	Excess capital (line 10 or 24)		3910
26.	Net capital excess of the greater of: A. 5% of combined aggregate debit items or $120,000		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6 2/3% of aggregated indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

SCHEDULE II

EMERSON EQUITY LLC
Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
December 31, 2015

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.

SCHEDULE III

EMERSON EQUITY LLC
Information Relating to the Possession
Or Control Requirements Under Rule 15c3-3
December 31, 2015

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the possession or control provisions of Rule 15c3-3.

EMERSON EQUITY LLC
Reconciliations Pursuant to Rules 15c3-1 and 15c3-3
December 31, 2015

1. Reconciliation of Computation of Net Capital to Respondent's Computation

The reconciliation between Schedule I and the respondent's computation is as follows:

	Net Capital	Aggregate Indebtedness	Percentage
Computation per respondent	$ 339,325	$ 784,448	231.18%
Computation per Schedule I	339,325	784,448	231.18%
Differences	$ -	$ -	

2. Reconciliation of Computation of Reserve Requirements to Respondent's Computations

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.



EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member of
Emerson Equity LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Emerson Equity LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

EisnerAmper LLP

San Francisco, CA
February 26, 2016

Exemption Report

Emerson Equity (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 CFR 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following.

(1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3k(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k) throughout the most recent fiscal year without exception.

Emerson Equity LLC
Name of Company

I, Dominic Baldini, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Managing Member

Date: February 26, 2016

EISNER·AMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488

www.eisneramper.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED UPON PROCEDURES

The Member of
Emerson Equity LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Emerson Equity LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC solely to assist you and the other specified parties in evaluating Emerson Equity LLC's compliance with the applicable instructions of Form SIPC-7. Emerson Equity LLC's management is responsible for the Emerson Equity LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records in the general ledger and the corresponding payments, noting no differences;

2. Compared the total revenue amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers for revenues from the distribution of shares of a registered open end investment company or unit investment trust, from sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products and other revenue not related either directly or indirectly to the securities business, noting a trivial difference which resulted in overpayment of SIPC dues by $54;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. There was no overpayment applied to the current assessment with the Form SIPC-7.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

EisnerAmper LLP

San Francisco, CA
February 26, 2016

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2015

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

12*12 1250 ALL FOR AADC 940
066296 FINRA DEC
EMERSON EQUITY LLC
155 BOVET RD STE 725
SAN MATEO CA 94402-3155

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 23,507.97

B. Less payment made with SIPC-6 filed (exclude interest) (9,201.95)

07/29/15
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 14,306.02

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 14,306.02

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Emerson Equity LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

FinOP
(Title)

Dated the 29 day of January, 2016.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 10,250,210
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	817,523
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	29,500
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 9,403,187
2e. General Assessment @ .0025	$ 23,507.97 (to page 1, line 2.A.)

EMERSON EQUITY LLC

FINANCIAL STATEMENTS
TOGETHER WITH SUPPORTING
SCHEDULES AND AUDITORS' REPORT

DECEMBER 31, 2015

EMERSON EQUITY LLC

FINANCIAL STATEMENTS TOGETHER WITH SUPPORTING SCHEDULES AND AUDITORS' REPORT

DECEMBER 31, 2015